TORRANCE, CALIFORNIA. (PRWEB) JANUARY 06, 2020 -- Cannabinoid Biosciences, Inc., a subsidiary of KID CASTLE EDUCATIONAL CORPORATION (OTC PINK: KDCE)

Cannabinoid Biosciences, Inc. has executed five game changing non-binding letter of intent (LOI) with five CBD operations in Michigan, North Carolina, Colorado, Kentucky and Nevada to acquire their Hemp cultivation and CBD manufacturing operations. The targets’ assets, potential revenue and estimated net income as follows:

1) Target = CBD Marketplace; Revenue = $241,211; Net Profit = $206,167; and FFE/REAL ESTATE = $0

2) Target = Hemp Farm and CBD manufacturer with Real Estate:  Revenue = $27,493,000; Net Profit = $7,972,970; and FFE/REAL ESTATE = $15,300,000

3) Target = Hemp farm and CBD manufacturing operations:  Revenue = $1,500,000; Net Profit = $850,000; and FFE/REAL ESTATE = $2,200,000

4) Target = Hemp grower and unique CDB technology: Revenue = $1,450,000; Net Profit = $420,500; and FFE/REAL ESTATE = $1,300,000

5) Target = Small CBD Marketplace (wholesaler): Revenue = $65,951; Net Profit = $15793; and FFE/REAL ESTATE = $0.00

The North Carolina target also owns real state improved with greenhouses, and 5.3 flat acres of property connected electricity and running water.  The business received testing results from the State AG Department that showed that the main genetic testing (Special Sauce strain) confirmed that the business’ seed had the highest CBD % in North Carolina in 2018.

The Michigan target owns its Hemp farm and CBD manufacturing plant.  This target is vertically integrated and has projected annual revenue of $1,500,000 and net profit of $850,000.  The business comes with real estate worth about $1.2 million, inventory of about $1 million and fixtures and equipment.

The KY and CO based target comes with Hemp farms in two states and CBD manufacturing operations in both states.  The target has a projected annual revenue of $27.5 million and net profit of $7.97 million.  The real estate is valued at about $15.3 million. Inventory, fixed assets and other assets has not been appraised to determine value.

The other two targets are CBD marketplaces that have profitable operations.

We are currently negotiating with a select list of lenders and investors to finance these targeted acquisitions.

“These LOI will propel us into an excellent position to dominate the CBD market both in the East as well as the West Coasts of the United States.  It would also provide us with dominant base for research and development of exciting new applications for hemp-based medicinal CBD products, distribution channels as well as help us with a foothold on the supply-chain of premium CBD products.” said Patience Ogbozor, Cannabionoid Biosciences’ CEO. “With the state-of-art-cultivation facilities, we’ll have a constant and consistent supply of quality hemp and premium CBD products under a vertically integrated cultivation-to-production-to-distribution model. With such facilities, we’ll be able to explore new uses for hemp and products derived from it.”

The noted investing website Motley Fool has predicted U.S. sales of CBD products will more than double every year between 2019 and 2023. Bloomberg has called hemp the “cannabis cash crop” thanks to the booming demand for the non-psychoactive CBD that can be derived from it. CBD is low in THC, the compound that gets users high. Because of its low THC level, hemp-based CBD is finding mainstream acceptance among a public eager for its medicinal value but not wanting the high that comes with other forms of cannabis.

Successful acquisition of these CBD operations will give Cannabionoid Biosciences a great foothold into the CBD market and a wide variety of additional hemp-based medicinal products to serve the rapidly growing CBD market – a segment some analysts have predicted will soar to $11 billion by 2026.

“This acquisition will propel us into a solid position of leadership in CBD product formulation standardization and quality assurance of hemp-based medicinal CBD products,” said Frank Igwealor, Cannabionoid Biosciences’ CFO. “With our vision of building a completely vertically integrated CBD operation model, ensuring quality and premium status of product in our distribution is paramount.“   This acquisitions will also be accretive to our earnings immediately as follows:

Total Acquisition Cost:           $33,430,000

Fixed Assets Acquired:          $18,850,000

Total Projected Revenue:        $30,257,162

Estimated Net Profit:              $9,322,460

About Cannabinoid Biosciences, Inc

Cannabinoid Biosciences, Inc., a California based Biopharmaceutical Company seeks to revolutionize and standardize the pharmaceuticals and non-pharmaceutical CBD products formulations and applications across the CBD market in the United States of America.    Cannabinoid Biosciences, Inc intend to push into the Farm-Bill compliant CBD business that includes: (1) Ownership interest in certain businesses that extract, purchase and distribute Bulk Pure CBD, Isolate, Hemp Oil, THC-free CBD Distillate and Crude CBD Oil; (2) Partnerships with local farmers to grow farm bill compliant hemp biomass; (3) Partnerships with extract facilities across the U.S. who manufacture hemp-based ingredients to meet the specific needs financial products in form of asset-backed loans, business property mortgages and other financial products to qualified individuals/businesses in the legal-CBD businesses.

Cannabinoid Biosciences, Inc intends to become the CBD King and establish CBD process control, protocols, and formulations standardization.  Cannabinoid Biosciences intend to step up and pioneer the process to standardize and reorganize this market, establish process control (benchmarks and protocols), and create formulation standards for the CBD industry. Cannabinoid Biosciences seeks to control the production and distribution of verities of consumer cannabidiol (CBD) formulation under private brands in the United States. Cannabinoid Biosciences’ goal is to bring standardization to the CBD industry, the same way that John D Rockefeller’s Standard Oil brought standardization to crude refining in the United States in the nineteenth century.  Our process standardization would entail steps that include (a) ethanol extraction system, (b) winterization to remove fats; (c) multiple rounds of rotary evaporation are used to remove plant material and other unnecessary components; (d) extract decarboxylation to transform into a crystalline structure with a proprietary post-processing technique; and (e) get the extract tested by third-party laboratories, package it, and get it ready for shipment. For more information, visit the Company’s website at www.cbdxfund.com.  Or our Regulation A+ offering at www.crowdfunder.com/cbdxfund

NOTICE REGARDING FORWARD LOOKING STATEMENT

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements that include the words “believes,” “expects,” “anticipate” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to differ materially from those expressed or implied by such forward-looking statements.

Media Contact:

FrankI Igwealor, CPA, JD, CMA, MBA, MSRM, CFM

Sr. Vice President and CFO, Cannabinoid Biosciences, Inc.

370 Amapola Ave., Suite 200A, Torrance, CA 90501

Tel. 310.895.1839; 424.358.1046

Email: franklin@cbdxfund.con

Website:                      www.cbdxfund.com; www.cannabiniodbioscience.com
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Email:                          invest@cbdxfund.com; invest@cannabiniodbioscience.com

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